Exhibit 99.1

Hanwha SolarOne Hong Kong Limited issues three-year US$100

million Floating Rate Notes

SHANGHAI, January 14, 2012 /PRNewswire/ — Hanwha SolarOne Co., Ltd. (“SolarOne” or the “Company”) (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced that its wholly-owned subsidiary, Hanwha SolarOne Hong Kong Limited, has entered into a subscription agreement with Samsung Securities (Asia) Ltd. and Kookmin Bank Hong Kong Ltd. to issue three-year US$100 million floating rate notes (the “Notes”) outside the United States. The notes will be guaranteed by Hanwha Chemical Corporation (the holding company of the company’s largest shareholder). The notes will mature on January 15, 2016 with payment of principle to be made at maturity. The interest rate floats with the three-month LIBOR. The proceeds from the issuance will be used for general working capital purposes.

Mr. Jay SEO, Chief Financial Officer of Hanwha SolarOne, commented, “we are pleased to continue to have access to necessary capital to grow our business and manage our way through the current industry downturn. We believe our strong presence in the market, along with the backing of our parent, allows us to source capital both in mainland China and offshore. This new facility, combined with the recent US$475 million credit agreement with the Bank of Beijing to fund project development, gives us a solid foundation in required financial resources as we enter the year 2013.”

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is one of the top 10 photovoltaic manufacturers in the world, providing cost-competitive, high quality modules. It is the flagship company of Hanwha Solar, the solar business network of Hanwha Group, a Fortune 500 company. Hanwha SolarOne serves the utility, commercial, government and residential markets in a growing network of third-party distributors, OEM manufacturers and system integrators. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. For more information, please visit: http://www.hanwha-solarone.com.

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For further information, please contact:

Hanwha SolarOne Co., Ltd.

Investor Contact:

Paul Combs

V.P. Investor Relations

Building 1, 18th Floor

1199 Minsheng Road, Shanghai, PRC 200135

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

The Notes have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless an exemption from the registration requirements of the Securities Act is available. This announcement does not constitute an offer of any securities for sale.